Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Insight Enterprises, Inc.:

We consent to the incorporation by reference in the registration statement Nos. 333-147879 and 333-176021 on Form S-8 of Insight Enterprises, Inc. of our reports dated February 22, 2013, with respect to the consolidated balance sheets of Insight Enterprises, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Insight Enterprises, Inc.

/s/ KPMG LLP

Phoenix, Arizona

February 22, 2013